Exhibit 99.3

OCTOBER 31, 2018

Management’s Discussion and Analysis
INTRODUCTION
This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements (interim financial statements) for the period ended September 29, 2018 and the audited consolidated financial statements and annual MD&A in the 2017 annual report.
In this MD&A, “Norbord” or “the Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of holding a significant equity interest in the Company.
Annual financial data provided within has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (the IASB) and interim financial data has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.
Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.
The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.
This MD&A provides financial and operating results for the three and nine month periods ended September 29, 2018 and additional disclosure of material information up to and including the date of issue, being October 31, 2018. All financial references in the MD&A are stated in US dollars unless otherwise noted.
In evaluating the Company’s business, management uses non-IFRS financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted earnings, Adjusted earnings per share, cash provided by operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt for financial covenant purposes, tangible net worth, net debt to

Exhibit 99.3

capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

BUSINESS OVERVIEW & STRATEGY
Norbord is a leading global manufacturer of wood-based panels with 17 mills in the United States (US), Canada and Europe. Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 8.4 billion square feet (Bsf) (3⁄8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK) and one OSB mill in Belgium, and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 77% of its panel production capacity in North America and 23% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia.

Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle.
Maintaining balance sheet flexibility is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). At September 29, 2018, Norbord had unutilized liquidity of $548 million, comprising $193 million in cash and cash equivalents, $230 million in unutilized revolving bank lines and $125 million undrawn under its accounts receivable securitization program. The Company’s tangible net worth was $1,278 million and net debt to total capitalization on a book basis was 23%, with both ratios well within bank covenants.

SUMMARY
For the third quarter of 2018, the Company generated strong operating cash flows and earnings reflecting continued improvement in North American OSB demand, driven by solid year-over-year growth in new home construction and specialty end-uses. Year-to-date, US housing starts were up 6% compared to the same period last year, with single-family starts also 6% higher. North American benchmark OSB prices remained above the 15-year average, with the benchmark North Central price averaging $363 per thousand square feet (Msf) (7/16-inch basis) for the quarter, down 15% versus the previous quarter and 11% against the same quarter last year. Norbord’s third quarter North American shipments were up 1% and 10% versus the prior quarter and same quarter last year, respectively, reflecting the restart of the Huguley, Alabama mill in the fourth quarter of 2017.
Customer demand in the Company’s core European markets continues to grow. In Norbord’s European segment, Adjusted EBITDA was 64% higher compared to the same quarter last year on continued panel price increases. Norbord's third quarter European shipments were up 5% but down 1% versus the prior quarter and same quarter last year, respectively, due to shipment timing.
Norbord generated operating income of $175 million in the third quarter of 2018, down from $236 million in the prior quarter but up from $169 million in the same quarter last year. Year-to-date, Norbord generated operating income of $550 million versus $377 million in the same period last year. Norbord generated Adjusted EBITDA of $211 million in the third quarter of 2018 versus $273 million in the prior quarter and $200 million in the same quarter last year. Year-to-date, Norbord generated Adjusted EBITDA of $654 million versus $468 million in the same period last year. The decline against the prior quarter was primarily due to lower North American OSB prices which were 71% above the 15-year average in the second quarter of 2018. The improvement against both prior year periods was primarily due to higher European average panel prices and North

Exhibit 99.3

American shipment volumes, partially offset by higher raw material prices. Higher North American OSB prices also contributed significantly to the year-to-date improvement.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q3 2018	Q2 2018	Q3 2017	9 mos 2018	9 mos 2017
Earnings	$130	$174	$130	$399	$276
Add: Finance costs	8	9	7	25	26
Add: Depreciation and amortization	34	36	27	100	78
Add: Income tax expense	37	53	32	126	75
Add: Loss on disposal of assets	—	—	2	—	9
Add: Stock-based compensation and related costs	2	1	1	4	3
Add: Costs related to Inverness expansion project	—	—	1	—	1
Adjusted EBITDA(1)	$211	$273	$200	$654	$468

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord recorded earnings of $130 million ($1.50 per basic share and $1.49 per diluted share) in the third quarter of 2018 versus $174 million ($2.01 per basic share and $2.00 per diluted share) in the second quarter of 2018 and $130 million ($1.51 per basic share and $1.50 per diluted share) in the third quarter of 2017. Year-to-date, Norbord recorded earnings of $399 million ($4.61 per basic share and $4.58 per diluted share) versus $276 million ($3.21 per basic share and $3.18 per diluted share) in the same period last year. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $123 million ($1.42 per basic share and $1.41 per diluted share) in the third quarter of 2018, compared to $167 million ($1.93 per basic share and $1.92 per diluted share) in the second quarter of 2018 and $121 million ($1.40 per basic share and $1.39 per diluted share) in the third quarter of 2017. Year-to-date, Norbord recorded Adjusted earnings of $386 million ($4.46 per basic share and $4.43 per diluted share) versus $266 million ($3.09 per basic share and $3.07 per diluted share). The fluctuations in Adjusted earnings versus all comparative periods were driven primarily by the fluctuations in Adjusted EBITDA, as discussed above.
The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q3 2018	Q2 2018	Q3 2017	9 mos 2018	9 mos 2017
Earnings	$130	$174	$130	$399	$276
Add: Loss on disposal of assets	—	—	2	—	9
Add: Stock-based compensation and related costs	2	1	1	4	3
Add: Costs related to Inverness expansion project	—	—	1	—	1
Add: Reported income tax expense	37	53	32	126	75
Adjusted pre-tax earnings	169	228	166	529	364
Less: Income tax expense at statutory rate(1)	(46)	(61)	(45)	(143)	(98)
Adjusted earnings(2)	$123	$167	$121	$386	$266

(1)	Represents Canadian combined federal and provincial statutory rate.

(2)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Home construction activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results given 77% of the Company’s panel production capacity is located in North America. Year-to-date, approximately 55% of Norbord’s North American OSB sales volume went into the new home construction sector, approximately 25% went into specialty applications (which include industrial and export markets), and approximately 20% went into repair-and-remodelling. Management believes this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity.

Exhibit 99.3

The long-term fundamentals, such as new household formation and replacement of housing stock, underpin growing demand for new homes in the US, the largest market for the Company’s products. Norbord’s European operations and Asian exports are exposed to different market dynamics relative to North America and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the Company believes it is well positioned to benefit from growing demand in its core North American, European and Asian markets.
On the input cost side, fluctuations in raw material input prices significantly impact operating costs. Wood fibre, resin, wax and energy account for approximately 60% of Norbord's OSB cash production costs. The prices for these commodities are determined by economic and market conditions. Global resin prices have generally been trending higher since the third quarter of 2016. Resin used in the OSB manufacturing process is a petrochemical product, and therefore its price typically follows global oil prices. Norbord will continue to pursue aggressive Margin Improvement Program (MIP) initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs.

Exhibit 99.3

SUMMARY OF FINANCIAL AND OPERATING HIGHLIGHTS

(US $ millions, except per share information, unless otherwise noted)	Q3 2018	Q2 2018	Q3 2017	9 mos 2018	9 mos 2017
SALES AND EARNINGS
Sales	640	707	578	1,923	1,581
Operating income	175	236	169	550	377
Adjusted EBITDA(1)	211	273	200	654	468
Earnings	130	174	130	399	276
Adjusted earnings(1)	123	167	121	386	266
PER COMMON SHARE EARNINGS
Earnings, basic	1.50	2.01	1.51	4.61	3.21
Earnings, diluted	1.49	2.00	1.50	4.58	3.18
Adjusted earnings, basic(1)	1.42	1.93	1.40	4.46	3.09
Adjusted earnings, diluted(1)	1.41	1.92	1.39	4.43	3.07
Dividends declared(2)	4.50	0.60	0.50	5.70	0.90
BALANCE SHEET
Total assets	2,130	2,250	1,951
Long-term debt	549	549	548
Net debt for financial covenant purposes(1)	377	276	449
Net debt to capitalization, market basis(1)	10%	8%	15%
Net debt to capitalization, book basis(1)	23%	16%	28%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,687	1,674	1,537	4,882	4,504
Europe	467	445	474	1,373	1,427
Indicative average OSB price ($/Msf–7/16”, unless otherwise indicated)
North Central	363	426	409	386	344
South East	305	419	354	352	322
Western Canada	281	403	388	348	326
Europe (€/m3)(3)	305	298	233	293	243
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	51%	65%	52%	54%	42%
Return on equity (ROE)(1)	44%	58%	58%	50%	46%
Cash provided by operating activities	228	250	203	482	386
Cash provided by operating activities per share(1)	2.63	2.89	2.36	5.57	4.48

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Dividends declared per share stated in Canadian dollars.

(3)	European indicative average OSB price represents the gross delivered price to the largest continental market.
Sales
Total sales in the quarter were $640 million, compared to $707 million in the second quarter of 2018 and $578 million in the third quarter of 2017. Quarter-over-quarter, total sales decreased by $67 million or 9%. In North America, sales decreased by 12% due to lower OSB prices partially offset by a 1% increase in shipment volumes. In Europe, sales increased by 2% due to higher panel prices and a 5% increase in shipment volumes, partially offset by the foreign exchange translation impact of a weaker Pound Sterling relative to the US dollar. Year-over-year, total sales increased by $62 million or 11%. In North America, sales increased by 9% due to a 10% increase in shipment volumes largely from the Company's Huguley, Alabama mill which was restarted during the fourth quarter of 2017 to meet growing customer demand. In Europe, sales increased by 16% due to significantly higher panel prices, partially offset by a 1% timing-related decrease in shipment volumes.

Exhibit 99.3

Year-to-date, total sales were $1,923 million compared to $1,581 million in the same period last year, an increase of $342 million or 22%. In North America, sales increased by 21% due to higher OSB prices and an 8% increase in shipment volumes. In Europe, sales increased by 22% due to significantly higher panel prices and the foreign exchange translation impact of a stronger Pound Sterling relative to the US dollar, partially offset by a 4% decrease in timing-related shipment volumes.
Markets
In North America, demand from US housing continues to grow. Year-to-date US housing starts were up 6% versus the same period in 2017, with single-family starts (which use approximately three times more OSB than multi-family) also increasing by 6%. The consensus forecast from US housing economists stands at approximately 1.28 million starts in 2018, which suggests a 7% improvement over last year. Despite the significant improvement in new home construction since the low of 0.55 million in 2009, US housing starts still remain below the long-term annual average of 1.5 million.
North American benchmark OSB prices in all regions began pulling back in July after reaching exceptionally high levels in June. As a result, average benchmark prices were lower than both the prior quarter and the same quarter last year. The table below summarizes benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q3 2018 ($/Msf-7/16”)	Q2 2018 ($/Msf-7/16”)	Q3 2017 ($/Msf-7/16”)
North Central	14%	$363	$426	$409
South East	38%	305	419	354
Western Canada	30%	281	403	388

(1)	Excludes the indefinitely curtailed Chambord, Quebec mill which represents 6% of estimated annual capacity.
In Europe, panel markets continued to strengthen in the third quarter of 2018, driven by robust OSB demand growth in Norbord's core markets. In local currency terms, average panel prices were up 3% from the prior quarter and up 24% versus the same quarter last year.
Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. During the third quarter of 2018, the Pound Sterling averaged 1.12 against the Euro, compared to 1.14 in the prior quarter and 1.11 in the same quarter last year.

Operating Results

Adjusted EBITDA(1) (US $ millions)	Q3 2018	Q2 2018	Q3 2017	9 mos 2018	9 mos 2017
North America	$190	$256	$184	$602	$443
Europe	23	21	14	62	29
Unallocated	(2)	(4)	2	(10)	(4)
Total	$211	$273	$200	$654	$468

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord generated Adjusted EBITDA of $211 million in the third quarter of 2018, compared to $273 million in the second quarter of 2018 and $200 million in the third quarter of 2017. Year-to-date, Norbord generated Adjusted EBITDA of $654 million compared to $468 million in the same period last year. The $62 million quarter-over-quarter decrease was primarily due to lower North American OSB prices. The $11 million year-over-year increase was primarily driven by significantly higher European panel pricing and North American shipment volume partially offset by higher raw material prices. The $186 million year-to-date increase was primarily attributed to higher North American OSB prices and shipment volumes, and higher European panel pricing partially offset by higher raw material prices. The higher Adjusted EBITDA results in the Unallocated segment during the 2017 comparative periods were a result of the one-time impact of a change in policy to classify gains and

Exhibit 99.3

losses on the translation of foreign currency-denominated tax balances from general and administrative expenses to income tax expense.
Adjusted EBITDA Variance
The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	Q3 2018 vs. Q2 2018	Q3 2018 vs. Q3 2017	9 mos 2018 vs. 9 mos 2017
Adjusted EBITDA – current period	$211	$211	$654
Adjusted EBITDA – comparative period	273	200	468
Variance	(62)	11	186
Mill nets(1)	(70)	18	212
Volume(2)	1	20	51
Key input prices(3)	—	(13)	(33)
Key input usage(3)	5	—	(3)
Mill profit share and bonus	3	—	(8)
Other operating costs and foreign exchange(4)	(1)	(14)	(33)
Total	$(62)	$11	$186

(1)
The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volumes.

(2)	The volume variance represents the impact of shipment volume changes across all products.

(3)	The key inputs include fibre, resin, wax and energy.

(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, maintenance, and costs to ramp up the new Inverness, Scotland line.
North America
Norbord’s North American operations generated $190 million in Adjusted EBITDA in the third quarter of 2018, a decrease of $66 million from $256 million in the second quarter of 2018 and an increase of $6 million from $184 million in the third quarter of 2017. Year-to-date, North American operations generated $602 million, an increase of $159 million in the same period last year. The quarter-over-quarter decrease was due to lower OSB prices partially offset by lower profit share costs attributed to lower earnings, improved raw material usages and higher shipment volumes. The year-over-year increase was attributed to the higher shipment volume from the restart of the Huguley, Alabama mill in the fourth quarter of 2017 and the weather-related curtailments in the prior year quarter, partially offset by lower OSB prices, higher resin prices, and higher freight and maintenance-related costs. The year-to-date increase was attributed to higher OSB prices and shipment volumes, partially offset by the impact of a stronger Canadian dollar relative to the US dollar, higher resin and fibre prices, higher freight costs, and higher profit share costs attributed to higher earnings.
Norbord’s North American OSB cash production costs per unit (excluding mill profit share and freight costs) decreased by 1% compared to the second quarter of 2018 but increased 1% compared to the third quarter of 2017 and 2% year-to-date. Quarter-over-quarter, unit costs decreased primarily due to improved raw material usages. Year-over-year, unit costs increased due to higher resin prices and maintenance-related costs, partially offset by the ramp up of the Huguley, Alabama mill. Year-to-date, units costs increased primarily due to higher resin and fibre prices and the impact of a stronger Canadian dollar relative to the US dollar, partially offset by the ramp up of the Huguley, Alabama mill.
Production has remained indefinitely suspended at the Chambord, Quebec mill since the third quarter of 2008. The Board of Directors has approved a $71 million investment to rebuild and prepare the mill for an eventual restart when warranted by customer demand (see Chambord Rebuild Project). Norbord does not currently expect to restart the Chambord mill in 2018, but will continue to monitor market conditions. This mill represents 6% of Norbord’s annual estimated capacity in North America.
Excluding the Chambord mill, Norbord’s operating mills produced at 99% of their stated capacity in the third quarter of 2018 compared to 98% in the second quarter of 2018 and 97% in the third quarter of 2017. Capacity utilization based on fiscal days

Exhibit 99.3

in each period increased quarter-over-quarter due to improved productivity and the timing of annual maintenance shuts. Year-over-year, capacity utilization improved due to improved productivity and weather-related curtailments in the prior year quarter.
Europe
Norbord’s European operations generated $23 million in Adjusted EBITDA in the third quarter of 2018 compared to $21 million in the second quarter of 2018 and $14 million in the third quarter of 2017. Year-to-date, European operations generated $62 million versus $29 million in the same period last year. Quarter-over-quarter, the Adjusted EBITDA increase of $2 million was primarily driven by higher average panel prices and improved raw material usages, partially offset by the timing of annual maintenance shuts and related costs. Year-over-year, the higher Adjusted EBITDA was primarily attributed to significantly higher average panel prices partially offset by higher raw material and energy prices. Year-to-date, the higher Adjusted EBITDA was primarily attributed to significantly higher average panel prices partially offset by higher raw material and energy prices as well as costs related to ramping up the new OSB line at the Inverness, Scotland mill, which started up in the fourth quarter of 2017 (see Inverness Project).
The European mills produced at 87% of stated capacity in the current quarter compared to 89% in the second quarter of 2018 and 100% in the third quarter of 2017. The quarter-over-quarter decline in capacity utilization was due to the timing of annual maintenance shuts. The year-over-year decline in capacity utilization was due to the restated annual production capacity to reflect the new OSB line at the Inverness mill that was substantially completed in the fourth quarter of 2017. Production from the expanded Inverness mill will not significantly increase until 2019 when the new finishing line installation and commissioning are complete.
Margin Improvement Program (MIP)
Year-to-date, the Company generated $2 million of MIP gains due to a richer product mix, improved productivity and the timing of planned annual maintenance shuts and related costs, partially offset by costs associated with executing on strategic initiatives. These costs include adding in-house technical and engineering expertise to support the execution of capital projects in addition to investing in sales, marketing and production resources and capabilities to execute on the Company’s North American specialty products growth strategy. MIP is measured relative to the prior year at constant prices and exchange rates.
FINANCE COSTS, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	Q3 2018	Q2 2018	Q3 2017	9 mos 2018	9 mos 2017
Finance costs	$(8)	$(9)	$(7)	$(25)	$(26)
Depreciation and amortization	(34)	(36)	(27)	(100)	(78)
Income tax expense	(37)	(53)	(32)	(126)	(75)
Finance Costs
Finance costs in the third quarter of 2018 and for the first nine months of 2018 are in line with all comparative periods.
Depreciation and Amortization
The Company uses the units-of-production method to depreciate its production equipment. Fluctuations in depreciation expense reflect relative changes in production levels by mill and the higher level of investment in production equipment in the past year.
Income Tax
A tax expense of $37 million was recorded in the third quarter of 2018 on pre-tax earnings of $167 million and a tax expense of $126 million was recorded year-to-date on pre-tax earnings of $525 million. The effective tax rate differs from the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries.

Exhibit 99.3

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	Q3 2018	Q2 2018	Q3 2017	9 mos 2018	9 mos 2017
Cash provided by operating activities	$ 228	$ 250	$ 203	$ 482	$ 386
Cash provided by operating activities per share(1)	2.63	2.89	2.36	5.57	4.48
Operating working capital(1)	173	212	156
Total working capital(1)	321	481	245
Additions to property, plant and equipment and intangible assets	41	54	73	145	191
Net debt to capitalization, market basis(1)	10%	8%	15%
Net debt to capitalization, book basis(1)	23%	16%	28%

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
At quarter-end, the Company had unutilized liquidity of $548 million, comprising $193 million in cash and cash equivalents, $230 million in revolving bank lines and $125 million undrawn under its accounts receivable securitization program, which the Company believes is sufficient to fund expected short-term cash requirements.
Senior Secured Notes Due 2020
The Company’s $240 million senior secured notes due December 2020 bear an interest rate of 5.375%.
Senior Secured Notes Due 2023
The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.
Revolving Bank Lines
The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating.  The maturity date of the total aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2020 and 2023 senior secured notes.
The bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

●	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;
●	changes to other comprehensive income subsequent to January 1, 2011 are excluded;
●	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and
●	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.
Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit and guarantees issued and any bank advances. At period-end, the Company’s tangible net worth was $1,278 million and net debt for financial covenant purposes was $377 million. Net debt to total capitalization, book basis, was 23%. The Company was in compliance with the financial covenants at period-end.

Exhibit 99.3

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Sep 29, 2018	Dec 31, 2017
Long-term debt, principal value	$555	$555
Less: Cash and cash equivalents	(193)	(241)
Net debt	362	314
Add: Letters of credit and guarantees	15	19
Net debt for financial covenant purposes	$377	$333
Shareholders’ equity	$1,042	$1,019
Add: Other comprehensive income change(1)	60	53
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth for financial covenant purposes	$1,278	$1,248
Total capitalization	$1,655	$1,581
Net debt to capitalization, market basis	10%	11%
Net debt to capitalization, book basis	23%	21%

(1)	Cumulative subsequent to January 1, 2011.
Accounts Receivable Securitization
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, the Company has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At period-end, the Company had transferred but continued to recognize $174 million in trade accounts receivable, and recorded drawings of $nil as other long-term debt relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. Year-to-date, there were no utilization charges.
The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at October 31, 2018, the Company's ratings were BB (DBRS), BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).
Other Liquidity and Capital Resources
Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, was $173 million at period-end, compared to $212 million at June 30, 2018 and $156 million at September 30, 2017. The Company aims to minimize the amount of capital held as operating working capital and continues to manage it at minimal levels.
Quarter-over-quarter, operating working capital decreased by $39 million due to lower accounts receivable and inventory, plus higher accounts payable and accrued liabilities, partially offset by higher prepaids. Lower accounts receivable was due to lower North American OSB prices in the quarter-end month. Lower inventory was primarily due to the seasonal drawdown

Exhibit 99.3

of log inventory in the northern mills in North America. Higher accounts payable and accrued liabilities was primarily due to the increase in mill profit share accruals attributed to higher year-to-date earnings and the timing of interest payments on the Company's senior secured notes. Higher prepaids was due to the timing of insurance premium payments.
Year-over-year, operating working capital increased by $17 million due to higher inventory, partially offset by lower accounts receivables and higher accounts payable and accrued liabilities. Higher inventory was primarily attributable to both the restarted Huguley mill and the completed Inverness expansion project. Lower accounts receivable was primarily attributed to lower North American prices. Higher accounts payable and accrued liabilities were primarily attributed to higher mill profit share accruals attributed to higher earnings and the timing of supplier payments.
Total working capital, which includes operating working capital plus cash and cash equivalents, taxes receivable and investment tax credit receivable less bank advances and taxes payable, was $321 million at period-end, compared to $481 million at June 30, 2018 and $245 million at September 30, 2017. Quarter-over-quarter, the decrease is primarily attributed to the lower cash balance after payment of the quarterly dividend and lower operating working capital, partially offset by higher taxes payable. Year-over-year, the increase is primarily due to the higher cash balance as the higher operating working capital was mostly offset by higher taxes payable.
Operating activities generated $228 million of cash or $2.63 per share in third quarter of 2018, compared to $250 million or $2.89 per share in the second quarter of 2018 and $203 million or $2.36 per share in the third quarter of 2017. The lower generation of cash versus the prior quarter was mainly attributed to lower earnings in the current quarter partially offset by lower income tax instalments paid in the current quarter. The higher generation of cash versus the same quarter last year was mainly attributed to the increase in operating working capital partially offset by income tax instalments paid in the current quarter.

INVESTMENTS

(US $ millions)	Q3 2018	Q2 2018	Q3 2017	9 mos 2018	9 mos 2017
Regular capital expenditures, including investment in intangible assets	$40	$50	$35	$136	$98
Inverness project	1	4	38	9	93
Total	$41	$54	$73	$145	$191
Investment in property, plant and equipment and intangible assets was $41 million in the third quarter of 2018 compared to $54 million in the second quarter of 2018 and $73 million in the third quarter of 2017. The decrease versus the second quarter of 2018 is primarily attributable to the timing of executing on various capital projects. The decrease versus the prior year quarter is primarily attributable to the Inverness expansion (see below) and Huguley restart projects, both of which were brought on line in the fourth quarter of 2017, partially offset by the timing of executing on various capital projects.

Norbord's 2018 investment in property, plant and equipment and intangible assets is expected to be approximately $200 million. This includes the Inverness finishing line, Grande Prairie debottlenecking, Chambord rebuild and Huguley woodroom projects (as described below) as well as other projects focused on reducing manufacturing costs and increasing productivity across the mills. In addition, it includes investments to support the Company’s strategy to increase the production of specialty products for industrial and export markets. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

Inverness Project
In January 2016, the Board of Directors approved the investment of $135 million over the subsequent two years to modernize and expand the Company’s Inverness OSB mill, including moving the unused second press from the Grande Prairie, Alberta mill. The project was substantially completed and the new continuous press line started up in the fourth quarter of 2017, with no disruption to existing production capacity, and the mill’s stated capacity was increased from 395 to 720 MMsf (3/8-inch

Exhibit 99.3

basis). Installation of the new finishing end will be completed during the fourth quarter of 2018. Capital spending of $9 million was invested in the first nine months of 2018 ($143 million to-date). The project cost is expected to total $145 million, 7% above the $135 million budget due to significant fluctuations in the relative values of the Pound Sterling, Euro and US dollar currencies over the two-year life of the project.

Grande Prairie Debottlenecking Project
The Grande Prairie mill is one of the largest single-line OSB facilities in the world but the mill is currently bottlenecked in the areas before the forming line and press. The Company is undertaking a project to redeploy the wood handling, heat energy and drying equipment from the unfinished and unused second production line to debottleneck the existing first line. Upon completion in the fourth quarter of 2018, the mill’s production capacity is expected to increase by 100 MMsf (3/8-inch basis) to support growing demand from key customers. Further savings are anticipated to be realized through reduced wood and natural gas usage. The project is budgeted at $55 million of which $41 million was invested during the first nine months of 2018.

Chambord Rebuild Project
Production has remained suspended at the Chambord mill since the third quarter of 2008. The Company believes North American OSB demand will continue to grow. In order to support this anticipated growth, in August 2018 the Board of Directors approved a $71 million investment to rebuild and prepare the mill for an eventual restart. The Company has not set a restart date, however, and will only do so when it is sufficiently clear that customers require more product. The project will involve replacing the dryers and investing in the wood-handling and finishing end areas to debottleneck the mill’s manufacturing process and reduce manufacturing costs, as well as upgrades in process and personal safety systems, electrical systems and environmental equipment to bring the mill up to current standards after a decade of curtailment. The government of Quebec is investing up to C $4.8 million (US $3.6 million) in the project. Further, the Company’s investment will qualify for Canadian investment tax credits and Quebec’s rebate program for large electricity users which will reduce cash income taxes and electricity costs, respectively, once the mill is operational. Once complete, the investment is expected to increase the mill's stated annual production capacity by 80 MMsf (3/8-inch basis) from 470 MMsf to 550 MMsf. Capital spending of $11 million was invested during the first nine months of 2018.

Huguley Woodroom Project
The Company has begun preliminary engineering work to plan for the rebuild and automation of the wood-handling section of the Huguley, Alabama mill. A similar project was undertaken at the sister Joanna, South Carolina mill in 2014, which enabled a capacity increase of 150 MMsf (3/8-inch basis) from debottlenecking the continuous press production line. Capital spending of less than $1 million was invested during the quarter.

2019 Capital Spending Budget
Looking ahead to next year, while the Company is still in the process of finalizing its capital plans, the 2019 capital expenditure target is expected to be approximately $150 million.  This will include investments to improve production efficiency and reduce manufacturing costs across the Company’s mills as well as to maintain high standards for environmental and safety performance.  It will also include investments to support the Company’s strategy to increase the production of specialty products for industrial and export markets as well as work on the Chambord rebuild project described above.
CAPITALIZATION
At October 31, 2018, there were 86.8 million common shares outstanding. In addition, 1.2 million stock options were outstanding, of which 48% were fully vested.
Dividends
Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank

Exhibit 99.3

lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

(C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$ 0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017 to Q2 2018	0.60
Q3 2018	4.50
The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Under Norbord's variable dividend policy, $292 million (2017 – $35 million) was paid out during the quarter using cash on hand and cash generated from operations and $373 million (2017 – $60 million) was paid out year-to-date.
FINANCIAL INSTRUMENTS
The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company's balance sheet and are disclosed in note 11 to the interim financial statements.
TRANSACTIONS WITH RELATED PARTIES
In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the interim financial statements. The following transactions have occurred between the Company and its related parties during the quarter:
Brookfield
The Company periodically engages the services of Brookfield for various financial, real estate and other business services. As of October 31, 2018, Brookfield held approximately 40% of the common shares outstanding. During the quarter, the fees for services rendered were less than $1 million (2017 – less than $1 million). Year-to-date, the fees for services rendered were less than $1 million (2017 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $23 million (2017 – $24 million) were made to Interex. Year-to-date, net sales of $72 million (2017 – $54 million) were made to Interex. At period-end, $3 million (December 31, 2017 – $3 million) due from Interex was included in accounts receivable. At period-end, the investment in Interex was less than $1 million (December 31, 2017 – less than $1 million).

Exhibit 99.3

SELECTED QUARTERLY INFORMATION

			2018				2017	2016
(US $ millions, except per share information, unless otherwise noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
SALES AND EARNINGS
Sales	640	707	576	596	578	536	467	482
Operating income	175	236	139	172	169	135	73	87
Adjusted EBITDA(1)	211	273	170	204	200	165	103	115
Earnings	130	174	95	160	130	97	49	61
Adjusted earnings(1)	123	167	96	123	121	95	50	55
PER COMMON SHARE EARNINGS
Earnings, basic	1.50	2.01	1.10	1.85	1.51	1.13	0.57	0.71
Earnings, diluted	1.49	2.00	1.09	1.84	1.50	1.12	0.57	0.71
Adjusted earnings, basic(1)	1.42	1.93	1.11	1.42	1.40	1.10	0.58	0.64
Adjusted earnings, diluted(1)	1.41	1.92	1.10	1.41	1.39	1.10	0.58	0.64
Dividends declared(2)	4.50	0.60	0.60	0.60	0.50	0.30	0.10	0.10
BALANCE SHEET
Total assets	2,130	2,250	2,097	2,103	1,951	1,772	1,725	1,799
Long-term debt(3)	549	549	549	548	548	547	547	746
Net debt for financial covenant purposes(1)	377	276	422	333	449	567	580	619
Net debt to capitalization, market basis(1)	10%	8%	13%	11%	15%	20%	22%	25%
Net debt to capitalization, book basis(1)	23%	16%	24%	21%	28%	36%	38%	41%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,687	1,674	1,521	1,562	1,537	1,536	1,431	1,601
Europe	467	445	461	440	474	474	479	447
Indicative average OSB price ($/Msf–7/16”, unless otherwise indicated)
North Central	363	426	370	379	409	330	293	285
South East	305	419	331	355	354	320	292	263
Western Canada	281	403	359	328	388	324	265	236
Europe (€/m3)(4)	305	298	274	262	233	230	226	230
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	51%	65%	42%	52%	52%	44%	29%	30%
Return on equity (ROE)(1)	44%	58%	37%	51%	58%	51%	30%	34%
Cash provided by operating activities	228	250	4	222	203	144	39	130
Cash provided by operating activities per share(1)	2.63	2.89	0.05	2.57	2.36	1.67	0.45	1.52

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Dividends declared per share stated in Canadian dollars.

(3)	Includes current and non-current long-term debt.

(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.
Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of OSB – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to

Exhibit 99.3

Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.
Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the northern regions of North America. This inventory is generally consumed in the spring and summer months.
The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7⁄16-inch basis) change in the realized North American OSB price, when operations are running at full capacity, is approximately $59 million or $0.68 per basic share (approximately $53 million or $0.61 per basic share based on the last 12 months of production). Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.
Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy. Prices for resin, a petroleum-based product, generally follow global oil prices and have been trending higher since the third quarter of 2016.
Norbord has significant exposure to the Canadian dollar with approximately 36% of its global panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $5 million when all six of Norbord’s Canadian OSB mills operate at full capacity.
Items not related to ongoing business operations that had a significant impact on quarterly results include:
Loss on Disposal of Assets – As a result of the increase in production equipment investments which were placed in service in 2017, included in the fourth quarter of 2017 is a $3 million ($0.03 per basic and diluted share) non-cash loss primarily related to maintenance parts for decommissioned production equipment. Included in the third quarter of 2017 is a $2 million ($0.02 per basic and diluted share) non-cash loss of similar costs. Included in the second quarter of 2017 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to decommissioned production equipment. Included in the first quarter of 2017 is a $5 million ($0.06 per basic and diluted share) non-cash loss of similar costs.
Stock-based Compensation and Related Costs – Included in the third quarter of 2018 is $2 million ($0.02 per basic and diluted share) of stock-based compensation and related revaluation costs. Included in the second and first quarter of 2018, third, second and first quarters of 2017, and the fourth quarter of 2016 is $1 million ($0.01 per basic and diluted share) of similar costs.
Costs Related to Inverness Expansion Project – Included in the third quarter of 2017 is $1 million ($0.01 per basic and diluted share) of pre-operating costs related to the Inverness expansion project.
Gain on Asset Exchange – Included in the fourth quarter of 2016 is a $16 million ($0.19 per basic and diluted share) gain recognized on the 2016 exchange of OSB mills in the province of Quebec with Louisiana-Pacific Corporation (the Quebec Asset Exchange).

Exhibit 99.3

Other Costs Incurred to Achieve Merger Synergies – Included in the fourth quarter of 2016 is $1 million ($0.01 per basic and diluted share) of other costs incurred to achieve synergies from Norbord's 2015 merger with Ainsworth Lumber Co. Ltd. (the Merger) including consulting and professional fees.
The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016
Earnings	$130	$174	$95	$160	$130	$97	$49	$61
Add: Loss on disposal of assets	—	—	—	3	2	2	5	—
Add: Stock-based compensation and related costs	2	1	1	—	1	1	1	1
Add: Pre-operating costs related to Inverness project	—	—	—	—	1	—	—	—
Less: Gain on Asset Exchange	—	—	—	—	—	—	—	(16)
Add: Other costs incurred to achieve Merger synergies	—	—	—	—	—	—	—	1
Add: Reported income tax expense	37	53	36	6	32	30	13	29
Adjusted pre-tax earnings	169	228	132	169	166	130	68	76
Less: Income tax expense at statutory rate(1)	(46)	(61)	(36)	(46)	(45)	(35)	(18)	(21)
Adjusted earnings(2)	$123	$167	$96	$123	$121	$95	$50	$55

(1)	Represents Canadian combined federal and provincial statutory rate.

(2)	Non-IFRS measure; see Non-IFRS Financial Measures section.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016
Earnings	$130	$174	$95	$160	$130	$97	$49	$61
Add: Finance costs	8	9	8	6	7	8	11	13
Add: Depreciation and amortization	34	36	30	29	27	27	24	26
Add: Income tax expense	37	53	36	6	32	30	13	29
Add: Loss on disposal of assets	—	—	—	3	2	2	5	—
Add: Stock-based compensation and related costs	2	1	1	—	1	1	1	1
Add: Pre-operating costs related to Inverness project	—	—	—	—	1	—	—	—
Less: Gain on Asset Exchange	—	—	—	—	—	—	—	(16)
Add: Other costs incurred to achieve Merger synergies	—	—	—	—	—	—	—	1
Adjusted EBITDA(1)	$211	$273	$170	$204	$200	$165	$103	$115

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

CHANGES IN ACCOUNTING POLICIES

(i)	Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 became effective for

Exhibit 99.3

Norbord on January 1, 2018 and did not have a material impact on its interim financial statements or accounting policy.

(ii)	Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. IFRS 15 and the related amendments became effective for Norbord on January 1, 2018 and did not have a material impact on its interim financial statements. The revised accounting policy is as follows:
Revenue is recognized when control of the goods has transferred to the purchaser. This is generally when goods are shipped, which is also when the performance obligations have been fulfilled under either the terms of the related sales contract or standard industry terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. Revenues are recorded net of discounts and incentives but inclusive of freight. In all cases, product is subject to quality testing by Norbord to ensure it meets applicable standards prior to shipment.

(iii)	Share-based Payment
In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendment provides requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendment became effective for Norbord on January 1, 2018 and did not have an impact on its interim financial statements or accounting policy.

(iv)	Foreign Currency Transactions and Advance Consideration
In December 2016, the IFRS Interpretations Committee of the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration (IFRIC 22). The interpretation addresses how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The date of transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income. IFRIC 22 became effective for Norbord on January 1, 2018 and did not have a material impact on its interim financial statements or accounting policy.
FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Leases
In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. Norbord intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019 using a modified retrospective approach with the cumulative effect of adopting IFRS recognized as an adjustment to opening retained earnings as at January 1, 2019. Comparative information will not be restated.

Norbord has completed an initial assessment of the potential impact on its consolidated financial statements including an inventory of all outstanding leases and selecting a software tool for calculating and maintaining Norbord's lease inventory. The most significant impact identified is that Norbord will recognize new assets (right-of-use assets) and liabilities (lease liabilities) for its operating leases of property and equipment. In addition, the nature of expenses related to these leases will now change because IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. No impact is expected for Norbord’s existing finance leases.

Exhibit 99.3

The actual impact of applying IFRS 16 on the financial statements in the period of initial application will depend on future economic conditions, including Norbord’s borrowing rates at January 1, 2019, the composition of Norbord’s leases at that date, Norbord’s latest assessment of whether it will exercise any lease renewal options and the extent to which Norbord chooses to use practical expedients and recognition exemptions. Norbord is currently finalizing the potential impact of applying these practical expedients.

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is effective for the annual period beginning on January 1, 2019. Norbord does not expect IFRIC 23 to have any impact on its financial statements.

(iii)	Financial Instruments
In October 2017, the IASB issued amendments to IFRS 9 with regards to prepayment features with negative compensation. These amendments are effective for the annual period beginning on January 1, 2019, and clarify that a financial asset containing prepayment features with negative compensation may be measured at amortized cost or fair value through other comprehensive income when eligibility conditions are met. Norbord has assessed its financial instruments and does not expect these amendments to have any impact on its financial statements.

(iv)	Employee Benefits
In February 2018, the IASB issued amendments to IAS 19, Employee Benefits. The amendments are effective for the annual period beginning on January 1, 2019 and clarify the actuarial assumptions to be used for defined benefit pension plans upon plan amendment, curtailment or settlement. Norbord does not expect these amendments to have any impact on its accounting policy.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES
Management has selected appropriate accounting policies and made certain estimates and assumptions that affect the reported amounts and other disclosure in the interim financial statements. These accounting policies, judgements and estimates are described in the 2017 audited financial statements of the Company or in the section above.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
There have been no changes in Norbord’s internal controls over financial reporting and disclosure controls and procedures during the three months ended September 29, 2018 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting and its disclosure controls and procedures.
NON-IFRS FINANCIAL MEASURES
The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.
Adjusted earnings is defined as earnings determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include the gain on the Quebec Asset Exchange, costs related to the Merger and pre-operating costs related to the Inverness expansion project. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense

Exhibit 99.3

calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified).
The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q3 2018	Q2 2018	Q3 2017	9 mos 2018	9 mos 2017
Earnings	$130	$174	$130	$399	$276
Add: Loss on disposal of assets	—	—	2	—	9
Add: Stock-based compensation and related costs	2	1	1	4	3
Add: Costs related to Inverness expansion project	—	—	1	—	1
Add: Reported income tax expense	37	53	32	126	75
Adjusted pre-tax earnings	169	228	166	529	364
Less: Income tax expense at statutory rate(1)	(46)	(61)	(45)	(143)	(98)
Adjusted earnings	$123	$167	$121	$386	$266

(1)	Represents Canadian combined federal and provincial statutory rate.
Adjusted EBITDA is defined as earnings determined in accordance with IFRS before finance costs, income taxes, depreciation, amortization and other unusual or non-recurring items. Non-recurring items include the gain on the Quebec Asset Exchange, costs related to the Merger and pre-operating costs related to the Inverness expansion project. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q3 2018	Q2 2018	Q3 2017	9 mos 2018	9 mos 2017
Earnings	$130	$174	$130	$399	$276
Add: Finance costs	8	9	7	25	26
Add: Depreciation and amortization	34	36	27	100	78
Add: Income tax expense	37	53	32	126	75
EBITDA	209	272	196	650	455
Add: Loss on disposal of assets	—	—	2	—	9
Add: Stock-based compensation and related costs	2	1	1	4	3
Add: Costs related to Inverness expansion project	—	—	1	—	1
Adjusted EBITDA	$211	$273	$200	$654	$468
The following tables reconcile Adjusted EBITDA per geographic segment to EBITDA:

				Q3 2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$190	$23	$(4)	$209
Add: Stock-based compensation and related costs	—	—	2	2
Adjusted EBITDA	$190	$23	$(2)	$211

				Q2 2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$256	$21	$(5)	$272
Add: Stock-based compensation and related costs	—	—	1	1
Adjusted EBITDA	$256	$21	$(4)	$273

Exhibit 99.3

				Q3 2017
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$182	$13	$1	$196
Add: Loss on disposal of assets	2	—	—	2
Add: Stock-based compensation and related costs	—	—	1	1
Add: Costs related to Inverness expansion project	—	1	—	1
Adjusted EBITDA	$184	$14	$2	$200

				9 mos 2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$602	$62	$(14)	$650
Add: Stock-based compensation and related costs	—	—	4	4
Adjusted EBITDA	$602	$62	$(10)	$654

				9 mos 2017
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$434	$28	$(7)	$455
Add: Loss on disposal of assets	9	—	—	9
Add: Stock-based compensation and related costs	—	—	3	3
Add: Costs related to Inverness expansion project	—	1	—	1
Adjusted EBITDA	$443	$29	$(4)	$468

(1)	EBITDA is defined as earnings before finance costs, income tax, depreciation and amortization.
Operating working capital is defined as accounts receivable plus inventory plus prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and with sales expansions and contractions.

(US $ millions)	Sep 29, 2018	Jun 30, 2018	Dec 31, 2017	Sep 30, 2017
Accounts receivable	$195	$214	$174	$202
Inventory	234	244	224	200
Prepaids	18	10	11	12
Accounts payable and accrued liabilities	(274)	(256)	(282)	(258)
Operating working capital	$173	$212	$127	$156

Total working capital is operating working capital plus cash and cash equivalents and taxes receivable less bank advances, if any, and taxes payable.

(US $ millions)	Sep 29, 2018	Jun 30, 2018	Dec 31, 2017	Sep 30, 2017
Operating working capital	$173	$212	$127	$156
Cash and cash equivalents	193	298	241	126
Taxes receivable	2	—	1	—
Taxes payable	(47)	(29)	(74)	(37)
Total working capital	$321	$481	$295	$245

Exhibit 99.3

Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	Sep 29, 2018	Jun 30, 2018	Dec 31, 2017	Sep 30, 2017
Property, plant and equipment	$1,458	$1,453	$1,421	$1,382
Intangible assets	21	23	24	24
Accounts receivable	195	214	174	202
Inventory	234	244	224	200
Prepaids	18	10	11	12
Accounts payable and accrued liabilities	(274)	(256)	(282)	(258)
Capital employed	$1,652	$1,688	$1,572	$1,562
ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.
ROE (return on equity) is Adjusted earnings divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.
Cash provided by operating activities per share is calculated as cash provided by operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.
Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including letters of credit and guarantees outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	Sep 29, 2018	Jun 30, 2018	Dec 31, 2017	Sep 30, 2017
Long-term debt, principal value	$555	$555	$555	$555
Less: Cash and cash equivalents	(193)	(298)	(241)	(126)
Net debt	362	257	314	429
Add: Letters of credit and guarantees	15	19	19	20
Net debt for financial covenant purposes	$377	$276	$333	$449
Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	Sep 29, 2018	Jun 30, 2018	Dec 31, 2017	Sep 30, 2017
Shareholders’ equity	$1,042	$1,206	$1,019	$898
Add: Other comprehensive income movement(1)	60	59	53	54
Add: Impact of Ainsworth changing functional currencies	155	155	155	155
Add: IFRS transitional adjustments	21	21	21	21
Tangible net worth	$1,278	$1,441	$1,248	$1,128

(1)	Cumulative subsequent to January 1, 2011.

Exhibit 99.3

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.
Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price (in Canadian dollars) of $48.67 for the third quarter of 2018, $46.79 for the second quarter of 2018 and $38.12 for the third quarter of 2017. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Exhibit 99.3

FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “suggests,” “considers,” “potential,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products, including North American OSB demand; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of transportation services, including truck and rail services, and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental or other regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) potential future changes in tax laws; (13) effects of currency exposures and exchange rate fluctuations; (14) future operating costs; (15) availability of financing; (16) impact of future cross border trade rulings or agreements; (17) ability to implement new or upgraded information technology infrastructure; and (18) impact of information technology service disruptions or failures.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.